


02033981

SECURITIES AND EXCHANGE COMMISSION

Washington , D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

30th April 2002

(16 pages)

ESPÍRITO SANTO FINANCIAL GROUP S.A.
(Registrant's Name)

231 Val des Bons-Malades
Luxembourg-Kirchberg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20F x   Form 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No x

If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-......



GRUPO

BANCO ESPIRITO SANTO

FOR IMMEDIATE RELEASE

GRUPO BANCO ESPIRITO SANTO FIRST QUARTER 2002 RESULTS
(Unaudited)

LISBON -- April 29, 2002 -- Banco Espírito Santo (BES) today announced its first quarter 2002 results.

HIGHLIGHTS

❑ SIGNIFICANT BUSINESS GROWTH, BOTH IN ON-BALANCE SHEET FUNDING (12.5%) AND IN CUSTOMER LOANS (11.8%).

❑ NET PROFIT OF EURO 54.7 MILLION AGAINST EURO 55 MILLION IN THE SAME PERIOD LAST YEAR CORRESPONDS TO A DECREASE OF 0.5%. ANNUALIZED ROE WAS 15.8%, INCORPORATING THE CAPITAL INCREASE EFFECT WEIGHTED FOR THE PERIOD WHEN THE PROCEEDS WERE CASHED IN.

❑ THE HEALTHY GROWTH OF NET INTEREST INCOME (+14.4%) CONFIRMS THE RECOVERY ALREADY SHOWN IN THE LAST QUARTER OF 2001.

❑ THE DECELERATING GROWTH PACE OF OPERATING COSTS (HARMONIZED CHANGE OF 4.5% AGAINST 9.6% IN THE SAME PERIOD LAST YEAR) HAD A POSITIVE IMPACT ON THE COST TO INCOME AND PRODUCTIVITY RATIOS.

❑ BES FINANCIAL STRENGHT CAME OUT REINFORCED BY THE RECENT CAPITAL INCREASE AND MAINTENAINCE OF PROVISIONING AT HIGH LEVELS.

CONTACTS: Paulo Padrao
Elsa Jardim
Banco Espírito Santo, Lisbon
+351 21 350 1713
www.bes.pt
-or-
Bernard Compagnon
Taylor Rafferty, London
+44 20 7936 0400

1. ECONOMIC ENVIRONMENT

With many uncertainties still lingering, the world economy has nevertheless improved. Expectations that global economic growth will surpass last year's rely on the North-American economy, which shows signs of a rebound. The USA GDP is expected to grow by 2.2% when the estimates of December last pointed to just 0.7%. In the Euro area the trend is for moderate growth, around 1.2%. Investment should be slow to recover following the strong fall registered in the last quarter of 2001, while private consumption continues to display signs of stagnation.

The Dow Jones and the Euronext have registered no gains since the end of 2001 while the Nasdaq trended downwards. Against a scenario of frail economic growth in the USA and Europe, the equity market's prospects might be more favorable in the second half of the year.

The Portuguese economy prolonged last year's path of deceleration and again performed poorly in the first quarter of 2002.

As regards the equity market, the performance of the Euronext-Lisboa has been slightly negative with the PSI 20 index sliding by roughly 0.5%, in part reflecting the low liquidity characterizing the domestic market. The second half of the year could see an improvement in this situation following an international improvement of the capital markets and a clarification of the tax policy in Portugal.

2. GROUP BES ACTIVITY

In the present context, the progress of credit activities translates the adopted policy of retrenchment and selectivity. Mortgage lending increased 18.4%, corporate credit was up by 10.4% and other loans to individuals dropped by 2.6%.

Mortgage lending remained the strongest component in credit activities, which is particularly significant bearing in mind its low level of associated risk and positive effects in terms of fostering customer loyalty.

In specialized corporate credit, the leasing and factoring businesses conducted by Besleasing and Euroges progressed at a good pace, as mirrored by the increase in these companies' results, respectively 18.6% and 5.8%.

Despite the 2.6% decrease in other loans to individuals, within the scope of BES multispecialist organization we should highlight the activity developed by the specialized units in consumer credit. Credibom, having expanded its credit portfolio by 22.6%, posted a 24% increase in net profits, while Crediflash saw its earnings rise by 79%.

Funding also continued to grow at a steady pace, bearing in mind the slowing down of the economy. Total on-balance sheet customer funds increased by 12.5%, while asset management, together with the placement of structured and bancassurance products', grew by 9.2%.

MAIN BUSINESS VARIABLES

million euros

Variables	March		Δ %
	2001	2002	
Net Assets	35,044	37,981	8.4
Gross customer loans	22,399	25,051	11.8
- Mortgage	7,355	8,711	18.4
- Other loans to individuals	2,012	1,959	-2.6
- Corporate	13,032	14,381	10.4
Retail loans / Total loans (%)	41.8	42.6	0.8 p.p.
Funding			
+ Deposits	15,127	16,301	7.8
+ Debt securities	6,775	9,070	33.9
= **On-balance sheet funds**	21,902	25,371	15.8
- EMTN and Commercial Paper	3,397	4,561	34.3
= **On-balance sheet customer funds**	18,505	20,810	12.5
+ Off-balance sheet funds	8,936	9,760	9.2
= **Total customer funds**	27,441	30,570	11.4
Transformation ratio (%)	118	117	-1 p.p.



3. RESULTS AND PROFITABILITY

Consolidated net profits totaled Euro 54.7 million in the first quarter of 2002, down by 0.5% on the same period last year.

INCOME STATEMENT BREAKDOWN

million euros

Variables	March 2001	March 2002	Δ %
Net interest income	171.1	195.7	14.4
+ Fees and commissions	93.7	93.9	0.2
= **Commercial banking revenue**	**264.8**	**289.6**	**9.4**
+ Capital markets results	23.7	28.1	18.6
= **Banking revenue**	**288.5**	**317.7**	**10.1**
- Operating costs	164.5	175.0	6.4
- Net Provisions	34.7	55.5	59.9
Credit	25.5	48.5	90.2
Securities	3.6	2.4	-33.3
Others	5.6	4.6	-17.9
- Extraordinary results and sundry	4.2	6.8	61.9
= **Pre-tax profit and minority interests**	**85.1**	**80.4**	-5.5
- Income tax	17.6	15.1	-14.2
- Minority interests	12.5	10.6	-15.2
= **Net Profit**	**55.0**	**54.7**	**-0.5**

The following summarize the most significant aspects of operating conditions in the first quarter of 2002:

- Net interest income made good progress (+14,4%), continuing the recovery path of the 4th quarter of 2001, supported by an increase in the margin of 7 b.p. against full 2001 (1Q02: 2.25%; 2001: 2.18%). This improvement stems from a resolute policy aimed at increasing the margin, combined with enhanced selectivity and the performance of the specialized consumer credit units. BES Group has been showing a strong capability of improving

the margin even in periods of interest rate decrease, while simultaneously following a strict credit risk control.

- Fees and commissions on customer services remained flat. However, excluding the non-recurrent operations carried out linked to privatizations and the capital markets in the first quarter of 2001, fees and commissions increased by 12.1% in the first quarter of 2002.

- Capital markets results suffered from negative constraints during the first quarter of the year. Subtracting from the total euro 28.1 million the euro 18 million capital gain from the sale of the stake in Kredyt Bank, plus the euro 7.8 million from the BVLP - Euronext share swap transaction, earnings show a substantial year-on-year reduction. A significant part of these non-recurrent gains (Euro 16 million) was allocated to the reinforcement of provisions.

- Still in the capital markets area, note that BES, together with Deutsche Bank, Crédit Agricole IndoSuez and Schroder Salomon Smith Barney, was mandated by the Instituto de Gestão do Crédito Público (IGCP) to lead an euro 2.5 billion issue of debt by the Portuguese Republic, which was extremely successful. BES reached top place in the ranking of the largest operators in the secondary market of the Portuguese public debt;

- operating costs significantly decelerated, reflecting BIC and BES operational and systems integration and the various rationalization projects underway;

Profitability indicators showed an improvement when compared to 2001, although positively influenced by the above-mentioned non-recurrent operations. Nevertheless, it should be highlighted the margin evolution and the cost rationalization in progress that should sustain future profitability.

PROFITABILITY

(%)

Indicators	1Q01	2001	1Q02
Return on Equity (ROE)	16.9	15.6	15.8
Return on Assets (ROA)	0.65	0.55	0.57

4. ASSET QUALITY AND FINANCIAL STRENGTH

Bearing in mind the less favorable economic environment, the deterioration in the quality of assets is not significant, reflecting Group BES's capacity to manage credit risk across the whole process, from the assessment of operations to actual credit recovery.

FINANCIAL STRENGTH INDICATORS

Indicators		March		Δ
		2001	2002	
Customer loans (Gross)	(M€)	22,399	25,051	11.8 %
Overdue loans	(M€)	423.4	476.0	12.4 %
Overdue loans > 90 days	(M€)	375.0	411.7	9.8 %
Provisions for credit	(M€)	570.9	620.6	8.7 %
Overdue loans/ Gross customer loans	%	1.89	1.90	0.01 p.p.
Overdue loans> 90 days/ Gross customer loans	%	1.67	1.64	-0.03 p.p.
Coverage of overdue loans	%	134.8	130.4	-4.4 p.p.
Coverage of overdue loans > 90 days	%	152.2	150.8	-1.4 p.p.

The work of the Global Risk Department, based on increasingly sophisticated techniques, processes and tools, has permitted to fine-tune risk management and monitoring and our risk-adjusted pricing policy, while optimizing the various processes involved, from the decision to the recovery stage, particularly in the credit risk area.

The ratio of overdue loans over 90 days dropped to 1.64% (against 1.67% in March 2001), the coverage ratio continuing to attain significant levels (151% for overdue loans over 90 days and 130% for total overdue loans).

Espírito Santo Cobranças, Group BES's unit specializing in individual credit recoveries, is achieving increasingly better results. The overall recovery of bad debts already exceeds 80% of the total at the end of a two-year period.

Capital Increase

It should also be highlighted BES's capital increase from Euro 1,000 million to Euro 1,500 million, which, though carried out during a difficult period for the capital markets, generated a cash inflow of Euro 550 million. This capital increase significantly enlarged tier I capital, and hence will permit to sustain Group BES's organic growth strategy and preserve its traditional financial strength.

In this context it should also be referred that by taking a 3% stake in BES's share capital Banco Bradesco became a reference shareholder.

The solvency ratio showed a progress, rising to 11.1% according to the Bank of Portugal's rules (Dec 2001: 9.3%) and to 12.5% under the BIS criteria (Dec 2001: 10.7%).



SOLVENCY

(%)

Indicators	Dec.01	Mar.02 *
Solvency ratio (B. Portugal)	9.28	11.11
Solvency ratio (BIS)	10.75	12.50

* preliminary figures, excluding the Upper Tier II issue

The medium and long-term debt rating remained stable (A1 by Moody's and A⁻ by Standard and Poor's).

5. PRODUCTIVITY

As referred further up, operating costs have considerably slowed down (an increase of 4.5% against the 9.6% rise in 2001 on a harmonized basis).

OPERATING COSTS

million euros

Variáveis	March		Δ %	Δ % Like-for-like (1)
	2001	2002		
Staff Costs	75.1	81.3	8.2	5.6
Other Admin Costs	59.9	62.3	4.0	2.3
Depreciation	29.5	31.4	6.7	6.5
Operating Costs	164.5	175.0	6.4	4.5

(1)Excluing BES Investimento Brazil and pension fund charges

Operating costs are influenced by the Investment Bank in Brazil, which started to be fully consolidated in October 2001. As regards staff costs, it should also be noted the impact of the new regime regulating pension funds charges (Notice no. 12/2001). Without these effects, staff costs grew 5.6% against 8.2%, as a consequence of the rationalization projects in due course. Hence, on a harmonized basis, operating costs rose by 4.5% when compared to the first quarter of 2001.

In this context, efficiency indicators have improved when set against the activity developed and banking revenues.

PRODUCTIVITY INDICATORS

Indicators		1Q 01 (1)	2001 (2)	1Q 02 (3)	Δ YoY (3-1)	QoQ (3-2)
Cost to Income (including markets)	%	57.0	58.2	55.1	-1.9 p.p.	-3.1 p.p.
Cost to Income (excluding markets)	%	62.1	64.9	60.4	-1.7 p.p.	-4.5 p.p.
Operating costs / Net assets	%	1.94	1.98	1.81	-0.13 p.p.	-0.17 p.p.
Total assets per employee	Eur 10³	5 533	5 949	5 970	7.9 %	0.4 %

Group BES will pursue its rationalization effort, namely by extending the integration process to other units, by creating shared service units and also through the Back-Office Zero Project, which seeks to eliminate administrative burdens at branch level.

6. ELECTRONIC BANKING

The results obtained in the first quarter of 2002 once again confirm the wisdom of having implemented our multichannel distribution strategy, and in particular the correctness of our vision of the Internet as new form of relationship that is highly prized by our customers. During this period we highlight the following:

- BESnet Particulares (internet banking for private individuals) reached 405 thousand users (year-on-year increase of 126%), of which 162 thousand are frequent users (up by 75% year-on-year). This number of customers using this service corresponds to 35% or our active retail customer base. BESnet already accounts for roughly 15% of all transactions made by the Bank. Moreover, in the first quarter of 2002, 63% of all stock exchange orders were executed through this channel;

Number of customers
(BESnet Particulares)



■ Frequent Users

▨ Users

- the wider use made of BESnet combined with a number of measures aimed at boosting automatically answered calls in BES Directo telephone service (pricing differentiation and extended functionalities) are significantly pushing down the call center's costs – in the first quarter of 2002 these fell by 37% year-on-year.

- at the end of March BESnet Negócios, our internet banking service for corporate customers, already boasted 14 thousand frequent users (an increase of 162%), corresponding to a penetration rate of 15% in all corporate segments. The new BESnet Negócios application launched in September 2001 is meeting with broad acceptance by most corporate segments, thanks to its high performance and innovating functionalities.

The *pmelink.pt,* an online business center for companies promoted by BES, CGD and PT, already has 17 thousand companies enrolled, of which 3 thousand actively making transactions – and of these, more than one thousand made their first purchases in the first quarter of this year, confirming the excellent response to this value proposal.

Banco BEST, a joint project launched by BES and PT, continued to capitalize on a differentiated value proposal aimed at the affluent customer segment. It has already passed the 5-thousand customer barrier, simultaneously reaching a top position in the ranking of stock exchange transactions through the Internet.

THE BOARD OF DIRECTORS

BANCO ESPIRITO SANTO

CONSOLIDATED BALANCE SHEET AT MARCH 31, 2002

(Unaudited Figures)

	2001 (10³ EUR)	2002 (10³ EUR)
NET ASSETS		
Cash and liquid assets held at Central Banks	539,619	767,556
Current accounts with credit institutions	632,897	604,443
Other assets with credit institutions	3,750,886	3,590,374
(Provisions)	(40,803)	(9,900)
Advances and loans to customers	22,398,965	25,051,316
(Provisions)	(309,168)	(318,975)
Bonds and other fixed income securities	4,543,804	4,839,179
(Provisions)	(55,314)	(74,901)
a) Public sector issuers	1,721,119	1,764,697
(Provisions)	(7,353)	(8,997)
b) Other issuers	2,761,600	3,067,396
(Provisions)	(47,961)	(65,904)
c) Own securities	61,085	7,086
Shares and other variable income securities	655,317	589,851
(Provisions)	(58,738)	(75,267)
Shareholdings in associated companies	26,074	40,046
(Provisions)		
Other shareholdings	800,728	845,811
(Provisions)	(2,424)	(3,975)
Intangible assets	360,971	463,006
(Depreciations)	(212,006)	(280,695)
Tangible assets	994,553	1,025,850
(Depreciations)	(550,866)	(594,635)
Unpaid Capital	81,087	
Treasury stock	471,734	538,223
Other assets	(18,072)	(18,115)
(Depreciations)	1,034,925	1,001,541
Prepayments and accrued income		
TOTAL NET ASSETS	**35,044,169**	**37,980,733**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Amounts due to credit institutions	8,510,581	7,056,756
a) At Sight	509,305	347,640
b) Time or notice	8,001,276	6,709,116
Amounts due to customers	15,126,892	16,300,529
a) Savings deposits	2,498,428	2,532,138
b) Sight deposits	5,178,812	6,037,541
c) Time deposits	7,449,652	7,730,850
Debt securities	6,775,363	9,070,328
a) Outstanding bonds	4,140,363	7,195,365
b) Other	2,635,000	1,874,963
Other liabilities	193,199	170,807
Accruals and deferred income	966,157	913,410
Provisions for risks and charges	265,724	337,370
a) Provisions for pensions and similar charges	3,988	153
b) Other provisions	261,736	337,217
Fund for general banking risks	55,378	61,271
Subordinated debt	1,097,374	1,455,685
Subscribed capital	1,000,000	1,500,000
Share premium account	293,562	300,000
Reserves	(82,127)	64,736
Revaluation reserves		
Retained Earnings	189,023	75,200
Minority interests	598,055	619,907
Consolidated profit for the period	54,988	54,734
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**35,044,169**	**37,980,733**

BANCO ESPIRITO SANTO

CONSOLIDATED INCOME STATEMENT AT MARCH 31, 2002

(Unaudited Figures)

	Mar. 01 (10³ EUR)	Mar. 02 (10³ EUR)
CREDIT		
Interest and similar income	651,585	561,954
Income from securities	204	2,239
Commissions	89,058	83,659
Dealing profits	1,209,111	797,020
Replacements and cancellations of provisions	50,720	49,445
Results of associated companies and subsidiaries excluded from the consolidation	2,367	2,068
Other operating income	31,372	23,886
Extraordinary income	4,120	11,239
Minority interests	271	
TOTAL CREDIT	**2,038,808**	**1,531,510**
DEBIT		
Interest and similar costs	480,502	366,206
Commissions	26,694	13,655
Losses on financial operations	1,185,649	771,178
General administrative costs	135,075	143,620
a) Staff costs	75,131	81,291
b) Other administrative costs	59,944	62,329
Amortisation and depreciation	29,466	31,429
Other operating costs	1,193	2,297
Provisions for overdue loans and other risks	85,262	104,778
Provisions for financial investments	142	170
Extraordinary losses	7,932	15,547
Income taxes	17,608	15,139
Other taxes	1,441	2,171
Results of associated companies and subsidiaries excluded from the consolidation	82	
Minority interests	12,774	10,586
Consolidated profit for the period	54,988	54,734
TOTAL DEBIT	**2,038,808**	**1,531,510**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Espírito Santo Financial Group S.A.
Société Anonyme Holding

By: Manuel de Magalhães Villas-Boas
Director

Date : 30th April 2002